Exhibit 99.1

Transactions in Connection with Share Buy-back Program

Company Announcement

COPENHAGEN, Denmark; June 3, 2024 – Genmab A/S (Nasdaq: GMAB). On March 15, 2024, Genmab announced the initiation of a share buy-back program to repurchase up to DKK 3.5 billion worth of shares.

The share buy-back program is expected to be completed no later than December 16, 2024.

The following transactions were executed under the program from May 27, 2024 to May 31, 2024:

Trading Platform		No. of shares	Average price (DKK)	Total value (DKK)
Accumulated through last announcement		799,099		1,609,560,257.36
May 27, 2024	XCSE	32,495	1,952.69
	CEUX	13,714	1,953.29
	AQEU	2,518	1,953.34
	TQEX	2,224	1,953.39
	Total	50,951	1,952.91	99,502,788.74
May 28, 2024	XCSE	30,244	1,957.87
	CEUX	13,418	1,961.65
	AQEU	1,744	1,957.51
	TQEX	1,994	1,957.75
	Total	47,400	1,958.92	92,852,992.86
May 29, 2024	XCSE	26,429	1,924.99
	CEUX	13,040	1,924.24
	AQEU	1,484	1,925.96
	TQEX	2,070	1,924.34
	Total	43,023	1,924.76	82,809,104.36
May 30, 2024	XCSE	31,371	1,922.78
	CEUX	13,210	1,916.59
	AQEU	2,202	1,922.60
	TQEX	2,143	1,916.71
	Total	48,926	1,920.83	93,978,729.18
May 31, 2024	XCSE	25,286	1,932.26
	CEUX	13,373	1,929.83
	AQEU	2,286	1,929.50
	TQEX	2,077	1,929.51
	Total	43,022	1,931.22	83,085,136.14
Total		233,322		452,228,751.28
Accumulated under the program		1,032,421		2,061,789,008.64

Details of each transaction are included as an appendix to this announcement.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 40
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions in Connection with Share Buy-back Program

Following these transactions, Genmab holds 1,881,559 shares as treasury shares, corresponding to 2.85% of the total share capital and voting rights.

The share buy-back program is undertaken in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.” Further details on the terms of the share buy-back program can be found in our company announcement no. 22 dated March 15, 2024.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative, and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies, and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 40
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122